click here for printer-friendly PDF version

2008 FIRST QUARTER REPORT

For the Three Months Ended March 31, 2008 (Unaudited)

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets			3
Consolidated Statements of Loss and Deficit			4
Consolidated Statements of Comprehensive (Loss) Income			4
Consolidated Statements of Cash Flows			5
Notes to Consolidated Financial Statements (Unaudited)			6
1	.	NATURE AND CONTINUANCE OF OPERATIONS
		AND CONTINGENCIES	6
2	.	BASIS OF PRESENTATION	6
3	.	CHANGES IN ACCOUNTING POLICIES	6
4	.	PROPERTY, PLANT AND EQUIPMENT	7
5	.	MINERAL PROPERTIES	7
6	.	INVESTMENTS	8
7	.	SHARE CAPITAL	9
8	.	RELATED PARTY TRANSACTIONS	10
9	.	SEGMENTED INFORMATION	10
10	.	GENERAL AND ADMINISTRATIVE	11
11	.	MANAGEMENT OF CAPITAL RISK	11
12	.	MANAGEMENT OF FINANCIAL RISK	11

Consolidated Balance Sheets

(Unaudited)

	As at	As at
($ in thousands)
	March 31, 2008	December 31, 2007
ASSETS
CURRENT
CASH AND CASH EQUIVALENTS	$17,859	$19,680
PREPAIDS, ADVANCES AND OTHER RECEIVABLES	148	394
	18,007	20,074
EXPLORATION ADVANCES AND OTHER RECEIVABLES	420	780
PROPERTY, PLANT AND EQUIPMENT (NOTE 4)	884	913
MINERAL PROPERTIES (NOTE 5)	22,427	22,029
INVESTMENTS (NOTE 6)	11,596	14,711
	$53,334	$58,507
LIABILITIES
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$1,147	$1,577
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 7B)	175,769	175,769
CONTRIBUTED SURPLUS (NOTE 7E)	28,965	28,638
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (NOTE 7F)	(362)	958
DEFICIT	(152,185)	(148,435)
	52,187	56,930
	$53,334	$58,507
NATURE AND CONTINUANCE OF OPERATIONS AND CONTINGENCIES
(NOTE 1)

See accompanying notes to consolidated financial statements

Consolidated Statements of Loss and Deficit

(Unaudited)

	Three months ended	Three months ended
($ in thousands)	March 31, 2008	March 31, 2007
EXPENSES
GENERAL AND ADMINISTRATIVE (NOTE 10, 7D)	$1,738	$2,855
AMORTIZATION	16	12
FOREIGN EXCHANGE (GAIN) LOSS	(168)	104
GENERAL EXPLORATION (NOTE 7D)	1,739	2,449
LOSS BEFORE UNDERNOTED ITEMS	(3,325)	(5,420)
INTEREST AND OTHER INCOME	214	636
(LOSS) GAIN ON SALE OF INVESTMENT (NOTE 6)	(230)	3,346
GAIN ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	11	-
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (NOTE 6)	(420)	(59)
NET LOSS BEFORE NON-CONTROLLING INTEREST	(3,750)	(1,497)
NON-CONTROLLING INTEREST	-	434
NET LOSS FOR THE PERIOD	(3,750)	(1,063)
DEFICIT AT BEGINNING OF PERIOD	(148,435)	(95,703)
LOSS ON REPURCHASE AND
CANCELLATION OF OWN SHARES (NOTE 7B)	-	(1,803)
DEFICIT AT END OF PERIOD	$(152,185)	$(98,569)
LOSS PER SHARE – BASIC AND FULLY DILUTED	$(0.08)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	44,922,936	45,650,648

Consolidated Statements of Comprehensive (Loss) Income

(Unaudited)

	Three months ended	Three months ended
($ in thousands)	March 31, 2008	March 31, 2007
NET LOSS FOR THE PERIOD	$(3,750)	$(1,063)
OTHER COMPREHENSIVE INCOME:
UNREALIZED (LOSS) GAIN ON AVAILABLE-FOR-SALE	(1,223)	1,151
INVESTMENT (NOTE 7F)
COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD	$(4,973)	$88

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(Unaudited)

($ in thousands)	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(3,750)	$(1,063)
ITEMS NOT INVOLVING CASH
AMORTIZATION	16	12
STOCK-BASED COMPENSATION	245	2,753
NON-CONTROLLING INTEREST	-	(434)
GAIN ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	(11)	-
LOSS (GAIN) ON SALE OF INVESTMENT	230	(3,346)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	420	59
	(2,850)	(2,019)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:
DECREASE IN PREPAIDS, ADVANCES AND OTHER RECEIVABLES	246	102
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND
ACCRUED CHARGES	4	(19)
CASH USED IN OPERATING ACTIVITIES	(2,600)	(1,936)
INVESTING ACTIVITIES
MINERAL PROPERTY EXPENDITURES	(427)	(4,602)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(22)	(113)
DECREASE IN SHORT-TERM INVESTMENTS	-	2,325
INCREASE IN INVESTMENTS	-	(517)
SALE OF INVESTMENT	1,228	4,861
CASH PROVIDED BY INVESTING ACTIVITIES	779	1,954
FINANCING ACTIVITY
SHARES REPURCHASED	-	(4,968)
CASH USED IN FINANCING ACTIVITY	-	(4,968)
DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(1,821)	(4,950)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,680	57,688
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$17,859	$52,738
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$4,754	$45,544
SHORT – TERM INVESTMENTS	13,105	7,194
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$17,859	$52,738

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements (Unaudited)
March 31, 2008 and 2007
(All tabular amounts are in thousands of Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS AND CONTINGENCIES

Southwestern Resources Corp. (“Southwestern” or the “Company”) is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver, and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

On July 19, 2007, the Company disclosed that its special committee of independent directors had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and initiated a detailed review. A new Technical Report for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drillhole assay data from the reconstructed and validated assay database for the project.

In December 2007, after careful review of the revised technical report and various discussions with third parties, the Company wrote down the carrying value of the project to $10.0 million to reflect what management considered to be a reasonable estimate of the fair value of the project at the time. During the three month period ended March 31, 2008, all expenditures relating to the Boka Project have been expensed to general exploration. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in an impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is continuing to review all of its options in respect of the Boka Project, to maximize and enhance shareholder value. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

The Company and John Paterson, the former CEO and President of the Company, have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in its drill samples taken from the Boka Project. The Company intends to vigorously defend itself against such claims. The consolidated financial statements as at March 31, 2008 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

The Company’s continuing operations are dependent upon its ability to either secure additional equity capital or generate cash flow from operations in the future, which is not assured. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary, should the Company be unable to secure additional equity capital or generate cash from operations in the future.

2. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2007, except as disclosed in note 3. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

3. CHANGES IN ACCOUNTING POLICIES

Effective as of January 1, 2008 the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 11 of these interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by Sections 3862 and 3863 in note 12 of these interim consolidated financial statements.

4. PROPERTY, PLANT AND EQUIPMENT

			As at March 31, 2008
	Cost	Accumulated	Net Book Value
		Amortization
OFFICE AND OTHER EQUIPMENT	$1,018	$693	$325
COMPUTER EQUIPMENT	1,096	816	280
VEHICLES	806	527	279
	$2,920	$2,036	$884
			As at December 31, 2007
	Cost	Accumulated	Net Book Value
		Amortization
OFFICE AND OTHER EQUIPMENT	$1,013	$675	$338
COMPUTER EQUIPMENT	1,094	793	301
VEHICLES	803	529	274
	$2,910	$1,997	$913

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $45,311 (March 31, 2007 - $55,044) during the period.

5. MINERAL PROPERTIES

	March 31, 2008	December 31, 2007
CHINA
BOKA	$10,000	$10,000
TOTAL CHINA	10,000	10,000
PERU
LIAM	7,805	7,533
BAMBAS COPPER	1,252	1,224
ANTAY	740	708
PACAPAUSA	277	272
OTHER	2,353	2,292
TOTAL PERU	12,427	12,029
TOTAL	$22,427	$22,029

For the period ended March 31, 2008 the significant expenditures were as follows:

	Boka	Liam	Other	Total
BALANCE, BEGINNING OF PERIOD	$10,000	$7,533	$4,496	$22,029
PROPERTY ACQUISITION, AND MAINTENANCE	-	1	4	5
ANALYTICAL	-	15	3	18
GEOLOGY	-	218	53	271
DRILLING	-	35	-	35
RESEARCH	-	2	5	7
PROJECT ADMINISTRATION	-	1	61	62
BALANCE, END OF PERIOD	$10,000	$7,805	$4,622	$22,427

For the year ended December 31, 2007, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$35,967	$5,138	$3,108	$6,342	$50,555
PROPERTY ACQUISITION AND MAINTENANCE	276	221	1	229	727
ANALYTICAL	350	45	55	50	500
GEOPHYSICS	–	55	–	99	154
GEOLOGY	3,654	1,168	666	206	5,694
DRILLING	3,154	837	981	307	5,279
RESEARCH	44	36	15	15	110
PROJECT ADMINISTRATION	384	33	132	196	745
PROPERTY COSTS WRITTEN OFF	(33,829)	–	–	(2,132)	(35,961)
DECONSOLIDATION OF ZINCORE METALS INC.	–	–	(4,958)	(816)	(5,774)
BALANCE, END OF YEAR	$10,000	$7,533	$–	$4,496	$22,029

See note 1 for description of Boka Project.

6. INVESTMENTS

			March 31, 2008
	Ownership %	Carrying Value	Quoted Market
			Value
ZINCORE METALS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	48.2	$9,520	$11,811
OTHER INVESTMENTS	–	2,076	2,076
		$11,596	$13,887
			December 31, 2007
	Ownership %	Carrying Value	Quoted Market
			Value
ZINCORE METALS INC. - SIGNIFICANTLY INFLUENCED AFFILIATE	48.2	$9,858	$15,049
OTHER INVESTMENTS	–	4,853	4,853
		$14,711	$19,902

In February 2008, the Company sold 4,089,378 common shares of Northern Superior Resources Inc. (formerly Superior Diamonds Inc.) (“Northern Superior”) for net proceeds of $1,228,000 resulting in a loss of $230,000. As a result of this transaction, the Company’s interest in Northern Superior was reduced to 6.5% from 12.9% .

During the three month period ended March 31, 2007, the Company purchased 1,361,000 common shares of Northern Superior at a cost of $517,000. Due to the Company and Northern Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Northern Superior using the equity method as it has determined that it no longer has significant influence. The Company now classifies its investment in Northern Superior as available-for-sale and records the changes in market price in comprehensive loss.

During the three month period ended March 31, 2007, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,346,000.

	For the three months ended March 31, 2008		For the three months ended March 31, 2007
	Gain on shares issued by	Equity in operations of	Gain on shares issued by	Equity in operations of
	affiliated companies (I)	affiliated companies (II)	affiliated companies (I)	affiliated companies (II)
NORTHERN SUPERIOR RESOURCES INC.	$–	$–	$–	$(59)
ZINCORE METALS INC.	-	(420)	–	–
	$-	$(420)	$–	$(59)

I.	Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company.

The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

II.	Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company.

7. SHARE CAPITAL

A) Authorized Share Capital

Unlimited common shares without par value.

B) Issued and Outstanding During the Period:

						For the three months ended March 31, 2008
	Number of Shares	Amount	Treasury Shares		Amount	Number of Shares	Amount
	Issued (000’s)		(000	’s)		Outstanding (000’s)
BEGINNING OF PERIOD	44,923	$175,769	–		$–	44,923	$175,769
END OF PERIOD	44,923	$175,769	–		$–	44,923	$175,769

						For the year ended December 31, 2007
	Number of Shares	Amount	Treasury Shares		Amount	Number of Shares	Amount
	Issued (000’s)		(000	’s)		Outstanding (000’s)
BEGINNING OF YEAR	45,895	$179,571	41		$332	45,854	$179,239
SHARES PURCHASED	–	–	931		7,214	(931)	(7,214)
CANCELLED SHARES	(972)	(3,802)	(972)		(7,546)	–	3,744
END OF YEAR	44,923	$175,769	–		$–	44,923	$175,769

During the three month period ended March 31, 2007, the Company purchased 620,600 of its own common shares for costs totalling $4,967,719 pursuant to its normal course issuer bid. During the same period, 407,000 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $1,803,133 being recorded as a charge to deficit.

C) Stock Options

Under the Company’s stock option plan there were 3,617,000 options outstanding, of which none were exercisable at March 31, 2008. The stock options outstanding have an exercise price of $0.65 of which 25% vests after June 11, 2008, 25% after December 11, 2008, and 50% after December 11, 2009. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

	For the three months ended March 31, 2008		For the year ended December 31, 2007
	Number of Options	Weighted Average	Number of Options	Weighted Average
	(in thousands)	Exercise Price	(in thousands)	Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	3,617	$0.65	4,088	$13.19
GRANTED	–	$–	4,863	$2.52
CANCELLED	–	$–	(5,334)	$11.96
OUTSTANDING AT END OF PERIOD	3,617	$0.65	3,617	$0.65
EXERCISABLE AT END OF PERIOD	–	$–	–	$–

D) Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the three month period ended March 31, 2008, the Company recognized stock-based compensation expense and included this amount in contributed surplus as follows:

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
OFFICE SALARIES	$99	$550
CONSULTING FEES	49	854
GENERAL EXPLORATION	97	1,349
TOTAL	$245	$2,753

The stock-based compensation value was determined using the Black-Scholes option pricing model. There were no new grants issued during the first quarter of 2008. For the three month period ending March 31, 2007, a weighted-average grant-date fair value of $3.41 for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 54%; risk free interest rate of 4.0%; and expected life of 3.5 years.

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

E) Contributed Surplus

	Three months ended	Year Ended
	March 31, 2008	December 31, 2007
BALANCE, BEGINNING OF PERIOD	$28,638	$23,590
STOCK-BASED COMPENSATION	245	4,917
STOCK OPTIONS GRANTED BY SUBSIDIARY	–	169
NON-CONTROLLING INTEREST PORTION OF STOCK-BASED COMPENSATION	–	(336)
STOCK-BASED COMPENSATION OF SIGNIFICANTLY INFLUENCED AFFILIATE	82	298
BALANCE, END OF PERIOD	$28,965	$28,638

F) Accumulated Other Comprehensive (Loss) Income

	Three Months Ended	Year Ended
	March 31, 2008	December 31, 2007
BALANCE, BEGINNING OF PERIOD	$958	$–
ADJUSTMENT FOR CUMULATIVE UNREALIZED GAINS ON AVAILABLE-FOR-
SALE INVESTMENTS AT TRANSITION DATE ON JANUARY 1, 2007	-	3,428
REALIZED GAIN ON SALE OF AVAILABLE-FOR-SALE INVESTMENT	(97)	(1,605)
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS	(1,223)	(865)
BALANCE, END OF PERIOD	$(362)	$958

8. RELATED PARTY TRANSACTIONS

During the three month periods ended March 31, 2008 and 2007, the Company paid remuneration to directors and to companies controlled by officers who are also directors. The Company received management fees, which are recorded as other income from Northern Superior and Zincore Metals Inc. (“Zincore”) for the three month period in 2008 and from Northern Superior, Zincore and Lake Shore for the three month period in 2007. These are companies which are related by way of common directors and/or by way of a management services agreement. Amounts paid and received during the three month periods ended March 31, 2008 and 2007 were as follows:

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
REMUNERATION PAID TO OFFICERS / DIRECTORS	$184	$133
MANAGEMENT FEES RECEIVED	$74	$20

There was also an amount of $30,623 (December 31, 2007 - $39,752) due to Southwestern from the above mentioned companies at March 31, 2008 for miscellaneous services provided outside of the scope of the management services agreements. All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

9. SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company’s only sources of revenue for the three month period ended March 31, 2008 arose from interest earned on corporate cash reserves and management fees. The Company has non-current assets in the following geographic locations:

	March 31, 2008	December 31, 2007
PERU	$12,850	$12,418
CHINA	10,439	10,856
CANADA	12,038	15,159
	$35,327	$38,433

10. GENERAL AND ADMINISTRATIVE

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
CONSULTING	$324	$1,227
SHAREHOLDER INFORMATION	76	250
OFFICE	187	407
LEGAL AND ACCOUNTING	536	120
TRAVEL	81	44
SALARIES AND BENEFITS	534	807
TOTAL	$1,738	$2,855

11. MANAGEMENT OF CAPITAL RISK

The Company’s capital consists of its cash, cash equivalents, advances and other receivables. The Company manages its capital to effectively fund its budgeted exploration and development expenditures and corporate costs with its primary objective of maintaining adequate liquidity within the Company to continue as a going concern. To effectively manage its resources and minimize risk the Company funds activities in its operating subsidiaries through a monthly cash call process that is based on budgets and reviewed quarterly. The Company is not subject to any externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products.

12. MANAGEMENT OF FINANCIAL RISK

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to exploration advances and other receivables. The Company’s cash assets are held in demand accounts in Canada, Bermuda, Mauritius, China and Peru. The Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that there is sufficient working capital to fund near term planned exploration work and ongoing operating expenditures.

The consolidated financial statements as at March 31, 2008 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending itself against the claims relating to the Boka Project. As at the date of these financial statements, the potential liability is not determinable. The outcome of the litigations may have a significant impact on the Company’s liquidity.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: U.S. dollar denominated cash and cash equivalents, exploration advances and other receivables and accounts payable and accrued charges. The Company held certain financial instruments in Peruvian Soles and Chinese Renminbi. However, due to the insignificant balances, the Company is exposed to minimal risk in those currencies. The sensitivity of the Company’s net loss from these financial instruments due to changes in the exchange rate between the Canadian dollar and the United States dollar given a 10% increase/decrease in the Canadian dollar, assuming that all other variables remain constant, is approximately a $266,000 increase/decrease in the Company’s net loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to short term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $135,000 over the final three quarters of 2008.

Other Price Risks

Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate risk or currency risk). The Company is exposed to equity price risk arising from equity investments which are held for strategic investing purposes and are classified as available-for-sale. The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

• net (loss) earnings for the quarter would not have been affected as the equity investments are classified as available-for-sale.

• other comprehensive (loss) income would have increased/decreased by $104,000 for the Company as a result of changes in the fair value of available-for-sale shares.

The Company’s sensitivity to equity prices has not changed significantly from the prior year. The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market closing prices at the balance sheet date.

2008 FIRST QUARTER REPORT

For the Three Months Ended March 31, 2008 (Unaudited)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

March 31, 2008 and 2007

Forward-looking Statements

All statements made in this MD&A, other than statements of historical fact, are forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licences, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Administrators. Reference should be made to the section entitled "Risk Factors" contained in the Annual Information Form of the Company dated March 17, 2008 for a detailed description of the risks and uncertainties relating to the business of the Company. These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

General

This Management's Discussion and Analysis (”MD&A”), prepared as of May 7, 2008, is integral to and should be read in conjunction with Southwestern Resources Corp.’s (the “Company” or “Southwestern”) unaudited consolidated financial statements for the three months ended March 31, 2008 and the Company's audited consolidated financial statements for the year ended December 31, 2007. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. These documents, and additional information relating to the Company, are available for viewing at www.sedar.com. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Southwestern is an exploration stage company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially those with the potential to host gold, silver and base metals, and is currently active in Peru and China. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol "SWG".

The Company conducts its exploration independently as well as through joint venture agreements. The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn or maintain a controlling interest in a project owned by a third party.

In 2007 the Company and its former CEO, John Paterson, were named in three class-action lawsuits in British Columbia, Ontario and Quebec, where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented drilling results and other data, and information relating to the Boka Project (see “Boka Project”). The Company is vigorously defending itself against such claims. The consolidated financial statements as at March 31, 2008 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of this MD&A.

Also in 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

Mineral Properties

CHINA

BOKA PROJECT

On July 19, 2007, the Company disclosed that its special committee of independent directors, formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the

Company withdrew all of its previously announced results for the Boka Project and initiated a detailed review. As a result of this review, a new NI 43-101 Technical Report (the “Technical Report”) for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drillhole assay data from the reconstructed and validated assay database for the project. Adit assay data was not taken into account or included in the Mineral Resource estimate. Based on top cut drillhole data, grades and volume varied from 700,000 ounces of contained gold at 0.4 grams per tonne to 337,000 ounces of contained gold at 1.9 grams per tonne. (See Technical Report filed on SEDAR on November 9, 2007). The Technical Report also indicated that there may be upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling. The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits. In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

The Technical Report also indicated that the consultants believe that there is upside potential to the Mineral Resource at the Boka deposit. The consultants note that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones. The recommended work program includes: (a) additional infill drilling that achieves an effective 25 metre drillhole spacing to improve the understanding of the structural controls on mineralization and geological confidence level; and (b) investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to: (i) define and quantify the potentially higher grade mineralization contained in the adit sampling areas; and (ii) improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate.

In December 2007, after careful review on the revised technical report and various discussions with third parties, the Company wrote down the carrying value of the project to $10.0 million to reflect what management considered to be a reasonable estimate of the fair value of the project at the time. During the three month period ended March 31, 2008, all expenditures relating to the Boka Project have been expensed to general exploration. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in an impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is continuing to review all of its options to maximize and enhance shareholder value in respect of the Boka Project. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

PERU

LIAM PROJECT

The Liam Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited (“Newmont”) and is comprised of 282,292 hectares of claims located in the Tertiary Volcanic Belt of south-central Peru, approximately 170 kilometres northwest of Arequipa. Since inception of the joint venture in 2003, the partners have identified and evaluated 38 exploration prospects in the project area, nine of which have been drilled by either Newmont or Southwestern. The prospects and projects include high-sulphidation, low-sulphidation vein, low-sulphidation disseminated, carbonate-replacement, mesothermal vein, skarn and porphyry hydrothermal systems. The most advanced and significant projects in Liam are the Crespo and Queshca silver-gold and gold high-sulphidation systems. An updated NI 43-101 report was filed on SEDAR on March 27, 2008. Additional exploration, to advance the high priority projects and to continue to explore this prospective area is being planned for 2008.

Descriptions of the more significant projects within the Liam Project area, and their respective stages of evaluation, are presented below.

Cerro Crespo/Cerro Queshca

Since 2003 both Southwestern and Newmont have completed 88 holes/13,735 metres of drilling on this high-sulphidation silver-gold project, the results of which indicate that Crespo ridge is strongly mineralized with gold and silver and is comprised of massive silica, vuggy silica and silica-alunite alteration phases, cross-cut by hydrothermal and magmatic breccias. The cross-cutting breccias commonly carry high-grade silver (greater than 1,000 grames per tonne). A preliminary analysis completed by Newmont suggests that a mineral inventory of gold and silver is present and potentially economic.

Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold-silver mineralization with high grade gold (multiple-grams per tonne) associated with structures and late iron oxide fracture fillings. Drilling has shown the six zones to be possible remnants of an eroded larger high-sulphidation system. Potential to discover additional, modest-sized, mineralized bodies is present.

Southwestern and Newmont are continuing the process of determining the most beneficial manner to advance Cerro Crespo and Queshca.

Numa

Numa consists of a silver-lead-zinc replacement mineralization within a 2,500-metre long zone of limestone with multiple, near-vertical breccia and replacement horizons up to 50 metres wide. Work completed during 2007 included collecting over 1,400 rock chip samples, geological mapping, geophysical surveying and drilling 18 core holes (3,097 metres). Results from sampling over the principal mineralized zone include 273 samples containing over 30 grams per tonne silver and 53 samples containing over 301 grams per tonne silver. The geophysical surveying suggests that the subsurface replacement bodies extend for considerable depth (greater than 150 metres depth).

Thirteen of the eighteen holes were drilled at the principal mineralized zone and five other holes were drilled on three peripheral, skarn and carbonate-replacement, targets. The results from the 13 holes in the principal carbonate replacement mineralized zone are encouraging. Mapping and sampling indicate that the mineralization is distributed over two kilometres of strike-length. Mineralized thicknesses at depth are similar to widths seen in outcrop. Continuity between drill holes is not clear due to wide drill-spacing (up to 500 metres) and “pinch and swell” geometries of the mineralized zones seen on surface. Numa remains an exciting exploration project within the Liam Project. Additional work is needed to determine the significance of the mineralization. Three dimensional modelling, detailed structural mapping and interpretation and geophysical surveying are being considered for the next phase of drilling in the principal mineralized zone. Similarly, more field and interpretive work is planned to develop additional drill targets in the greater Numa area, as several other alteration zones identified in 2007 have not been drill-tested.

Aluja

Aluja is a strongly developed high-sulphidation alteration system hosted within pervasively alunite-quartz altered volcanic rocks. The alteration area covers 2.0 x 1.5 kilometres and consists of variable silica types, including large areas of upper level, vapour-phase derived, granular silica which suggests preservation of a possible mineralized system at depth. Over 2,300 samples have been collected from outcrop. The highest grades (four samples with 4.0 to 54 grams per tonne gold) are from hydrothermal breccia bodies that cross-cut the granular silica zones, suggesting strong mineralization in the sub-surface.

Data review of the 2007 drilling program and additional fieldwork are being performed to decide if further drilling is justified in 2008.

Huacullo

Huacullo is a low-sulphidation gold-silver vein system located 18 kilometres northwest of Crespo/Queshca. Multiple veins outcrop at Huacullo and are present over at least 800 metres of strike-length. Results from the five-hole (922 metres) second drill phase at Huacullo were not as positive as expected.

Previous drilling at Huacullo by Newmont in 2006 resulted in several significant silver and gold intersections which were highlighted by: 2.30 metres of 91.50 grams per tonne silver and 11.50 grams per tonne gold, including 1.05 metres of 22.40 grams per tonne gold in HUA-008; 1.65 metres of 133.50 grams per tonne silver and 1.35 grams per tonne gold in HUA-004; 0.45 metres of 144 grams per tonne silver and 3.20 grams per tonne gold in HUA-002; and 0.90 metres of 109 grams per tonne silver in HUA-006.

Additional field evaluation at Huacullo is planned to test the size potential of the higher grade veins and possible shoots as well as to test for additional veins.

PACAPAUSA PROJECT

Pacapausa comprises 7,933 hectares of exploration concessions located between the Selene silver mine to the north and the new Pallancata high-grade silver vein project being advanced to production to the south. In 2007 Minera Oro Vega ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation exercised the first option of an option agreement to acquire 50% of the project after fulfilling certain conditions. Oro Vega has assigned their contractual position in the agreement to Minera Suyamarca S.A.C. (“Suyamarca”). A new company is being incorporated between Southwestern and Suyamarca, with Suyamarca as operator, to hold and further explore the property.

MILLO-AZUCAR PROJECT

The Millo-Azucar project is comprised of both a high sulphidation alteration system and several low-sulphidation vein systems, located 20 kilometres to the northwest of the Crespo and Queshca projects of the Liam Project. Millo-Azucar is a Joint Venture with Meridian Gold Inc. (“Meridian”) (now a wholly owned subsidiary of Yamana Gold Inc.), whereby Meridian is earning a 70% interest in the project by funding all exploration costs through the completion of a pre-feasibility study.

Results from both phases of drilling at Espanola vein set during 2006 and 2007 are very encouraging. Drilling to date at Espanola is within an area of 700 metres by 300 metres and was designed to test several distinct veins that partly form the Espanola vein set. New fieldwork by Meridian now indicates that the Espanola vein system extends for at least 3.5 kilometres in strike-length and at least three additional, sub-parallel veins have been identified. Mapping, sampling and additional drill target generation on the newly identified veins have continued through the early months of 2008.

Meridian has applied for a drill permit with the Peruvian Government, which, when approved, will enable Meridian to construct more than the presently approved 20 drill pads. Approval is expected shortly and Meridian will then begin a third phase of drilling to test the greater strike-length of the Espanola vein set and other associated, newly identified veins.

ANTAY PROJECT

The 100% owned 31,100 hectare Antay copper-molybdenum-gold porphyry project is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from Cuzco, 150 kilometres to the northeast. The Company has obtained a community access agreement and plans to begin a systematic exploration program at Antay in the second quarter of 2008, including mapping, sampling and geophysics. The Company expects to drill in 2008.

CRISTO DE LOS ANDES PROJECT

This project is comprised of 6,400 hectares and is located 225 kilometres to the southwest of Cuzco, Peru. In April 2008, the Company’s Peruvian subsidiary, Minera del Suroeste S.A.C. (“Misosa”) signed a Letter of Intent,with Antares Peru S.A.C. (“Antares”) to explore the property, whereby if Antares completes, among other obligations, 12,000 metres of drilling (including 3,000 metres in the first year) and pays the Company US $1,050,000 (including US $50,000 upon signing) over a three year period Antares will earn a 51% interest in the properties. Antares may then earn a total of 60% of the project after completing a bankable Feasibility Study within five years of signing a framework agreement. Misosa will also be granted a production royalty of $0.005 US per pound from Antares’ share of all copper production over five hundred million pounds of copper. The Letter of Intent comprises the main terms and conditions to be included in a framework agreement, to be executed by the parties.

ALPACOCHA PROJECT

This project (formerly known as the “Antilla Cluster Project”) is comprised of 23,300 hectares and consists of at least three significant copper and copper-gold skarn systems. The Company has completed extensive field work, defined drill targets and obtained all permits. The Company is reviewing its options to advance the project, including interest expressed by several mining companies. The Company anticipates having the initial drilling on the project completed in 2008.

NEW GENERATIVE EXPLORATION

Southwestern is continuing to aggressively explore and acquire new projects in Peru. Target types include porphyry and skarns, replacement systems, high and low sulphidation epithermal systems and mesothermal veins. During the first quarter of 2008, 26 new claim blocks were staked in southern Peru.

Results of Operations

The Company's consolidated net loss for the three month periods ended March 31, 2008 and 2007 was $3.8 million or $0.08 loss per share and $1.1 million or $0.02 loss per share, respectively. The increase in the current three-month period net loss was primarily due to a $3.3 million gain realized on the sale of common shares of Lake Shore Gold Corp. (“Lake Shore”) during the first quarter of 2007, partially offset by the consolidation of Zincore Metals Inc. (“Zincore”) and higher stock-based compensation during the first quarter of 2007.

The Company allocates stock-based compensation expense in the Consolidated Statements of Loss and Deficit to (i) salaries and benefits to employees, (ii) consulting fees, and (iii) general exploration for individuals involved in exploration work. The allocation for the three month periods ended March 31, 2008 and 2007 were as follows:

		Three Months Ended March 31, 2008			Three Months Ended March 31, 2007
(in thousands)	Southwestern	Zincore	Total	Southwestern	Zincore	Total
SALARIES AND BENEFITS	$99,023	$–	$99,023	$469,521	$80,468	$549,989
CONSULTING	49,345	–	49,345	707,178	146,469	853,647
GENERAL EXPLORATION	97,067	–	97,067	1,240,563	108,964	1,349,527
TOTAL STOCK-BASED COMPENSATION	$245,435	$–	$245,345	$2,417,262	$335,901	$2,753,163

The stock-based compensation value was determined using the Black-Scholes option pricing model. There were no new grants issued during the first quarter of 2008. For the three month period ending March 31, 2007, a weighted-average grant-date fair value of $3.41 for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 54%; risk free interest rate of 4.0%; and expected life of 3.5 years.

General and administrative expenses for the three month period ended March 31, 2008 were lower compared to the same period in 2007 due to significantly lower stock-based compensation, partially offset by higher legal and consulting costs related to the various litigations the Company is involved in, during the first quarter of 2008 and the consolidation of Zincore during the first quarter of 2007.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient U.S. dollar reserves to fund foreign exploration expenditures. The foreign exchange gain of $168,000 during the three month period ended March 31, 2008 compared to a loss of $104,000 in the same period in 2007 was due to the weakening Canadian dollar during the first quarter of 2008 compared to a strengthening Canadian dollar during the same period in 2007.

General exploration expense relates to expenditures of a generative nature, costs of maintaining the Company's foreign exploration offices and stock-based compensation for consultants and employees performing exploration work. The decrease of $710,000 during the three month period ended March 31, 2008 when compared to the same period in 2007 was due to lower stock based compensation during the first quarter of 2008, partially offset by increased reconnaissance work in Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was lower during the three month period ended March 31, 2008 due to lower average cash balances.

During the three month period ended March 31, 2008, the Company sold 4,089,378 shares of its investment in Northern Superior Resources Inc. (formerly Superior Diamonds Inc.) (“Northern Superior”) for proceeds of $1.2 million and recorded a loss of $230,000. During the same period in 2007, the Company sold 2,000,000 shares of its investment in Lake Shore for proceeds of $4.9 million and recorded a gain of $3,346,000.

Equity in operations of affiliated companies for the three month period ended March 31, 2008 of $420,000 represents the Company’s share of net losses for the reporting period for Zincore. During the same period in 2007 the equity in operations of affiliated companies of $59,000 represents the Company's share of net losses for the reporting period in Northern Superior.

Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007.

Quarterly Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.

Summary of Quarterly Financial Information

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
FISCAL QUARTER ENDED	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
(in thousands, except per share amounts)
INTEREST AND OTHER INCOME	$214	$288	$368	$429
NET LOSS	$(3,750)	$(38,421)	$(5,514)	$(3,990)
LOSS PER SHARE - BASIC AND DILUTED	$(0.08)	$(0.86)	$(0.12)	$(0.09)
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
FISCAL QUARTER ENDED	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
(in thousands, except per share amounts)
INTEREST AND OTHER INCOME	$636	$677	$537	$607
NET (LOSS) EARNINGS	$(1,063)	$6,424	$(1,369)	$(2,830)
(LOSS) EARNINGS PER SHARE*- BASIC AND DILUTED	$(0.02)	$0.14	$(0.03)	$(0.06)

* (Loss) earnings per share is calculated based on the weighted average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The difference in the first quarters was due to a large gain on sale of an investment recorded in March 2007, partially offset by higher stock-based compensation and the consolidation of Zincore in the first quarter of 2007. The variation between the fourth quarters is mainly due to the write-down of the Boka Project and other mineral properties in 2007, and a large gain on dilution of the Company's investment in Zincore in 2006. In the third quarter the variation was primarily due to larger mineral property write-offs, foreign exchange losses, and legal fees. The difference in the second quarters was primarily the result of the equity in the operations of Zincore.

Financial Condition, Liquidity and Capital Resources

Southwestern is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company does not hold any asset-backed commercial paper. The Company has no long-term debt and working capital as at March 31, 2008 was $16.9 million. The Company used net cash of $2.6 million on operating activities during the three month period ended March 31, 2008, compared with $1.9 million during the corresponding period in 2007. The increase in 2008 relates to increased reconnaissance work in Peru, higher salaries as a result of retention bonuses paid and increased legal and consulting fees relating to litigation.

The Company generated net cash receipts of $0.8 million on investing activities during the three month period ended March 31, 2008, compared with $2.0 million during the same period in 2007. The decrease is a result of a reduction in exploration expenditures relating to the Boka Project in 2008 as well the consolidation of Zincore, a redemption of a short-term investment and the sale of a longer term investment in 2007.

The Company expended $427,000 on mineral properties and related deferred costs during the three month period ended March 31, 2008. This is compared to $4.6 million during the same period in 2007. The majority of these expenditures were incurred on the Liam Project in Peru in 2008, and on the Boka Project in China, the Liam Project and the Accha-Yanque Project in Peru during the first quarter of 2007 when Zincore's expenditures were consolidated with those of the Company. The carrying value of mineral properties increased by $398,000 in 2008 primarily as a result of exploration expenditures of $272,000 on the Liam Project and $126,000 on various other projects in Peru. The Company also received proceeds of approximately $1.2 million from the sale of Northern Superior shares in 2008. In March 2008 the Company announced that it had entered into an agreement to sell 15 gold and base metal mineral exploration properties in Peru to Maxy Gold Corp. (“Maxy”). Exploration costs relating to these properties have been written off in previous years. Under terms of the agreement, Maxy will pay $200,000 cash and issue to Southwestern one million common shares of Maxy upon closing. Southwestern will retain a 2% net smelter royalty payable on any commercial production from two of the properties. The agreement is subject to regulatory and board approvals. This deal will allow Southwestern to focus on its core properties while providing upside through its shareholdings in Maxy.

During the three month period ended March 31, 2007, the Company purchased 620,600 of its own common shares for costs totalling $4,968,000 pursuant to its normal course issuer bid. During the same period, a total of 448,200 shares, including 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $1,803,000 being recorded as a charge to deficit.

The Company measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a Consolidated Statement of Comprehensive Loss. A total of $1.2 million was recorded as unrealized losses on available-for-sale investments for the three month period ended March 31, 2008 compared to unrealized gains of $1.2 million for the same period in 2007. The accumulated other comprehensive loss of $0.4 million reported on the consolidated balance sheet includes a realized gain of $97,000 relating to the sale of Northern Superior common shares and an unrealized loss of $1.2 million as noted above.

The Company has commitments totalling $941,000 over five years (2008 - $282,000; 2009 - $377,000; 2010 - $282,000) pertaining to leasehold obligations of Southwestern. As well, the Company has employee retention bonus obligations totalling $495,000 in 2008. The retention bonuses are intended to help maintain the integrity of the business and the continuity of management and employees given the issues and challenges facing the Company resulting from the Boka Project. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. As well, the Company has launched an action of its own against its former President. The outcome of these legal actions as well as the significant legal costs associated with them could materially affect the Company’s future liquidity. See "General" on page 2 and "Risks and Uncertainties" on page 9.

In management’s view the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures. The Company is dependent on equity capital to fund exploration and development of its mineral properties over the longer term. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities and ongoing litigation the Company is involved in. Management may seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

Outstanding Share Capital

As at May 7, 2008 there were 44,923,000 common shares issued and outstanding and 3,617,000 stock options outstanding, none of which are currently exercisable. The stock options outstanding have an exercise price of $0.65 of which 25% vests after June 11, 2008, 25% after December 11, 2008, and 50% after December 11, 2009.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet transactions.

Related Party Transactions

During the three month periods ended March 31, 2008 and 2007, the Company paid remuneration to directors and to companies controlled by officers who are also directors. The Company received management fees, which are recorded as other income from Northern Superior and Zincore for the three month period in 2008 and from Northern Superior, Zincore and Lake Shore for the three month period in 2007. These are companies which are related by way of common directors and/or by way of a management services agreement. Amounts paid and received during the three month periods ended March 31, 2008 and 2007 were as follows:

	Three months ended	Three months ended
(in thousands)	March 31, 2008	March 31, 2007
Remuneration paid to officers / directors	$184	$133
Management fees received	$74	$20

There was also an amount of $30,623 (December 31, 2007 - $39,752) due to Southwestern from the above mentioned companies at March 31, 2008. All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, exploration advances and other receivables, short-term investments, investments, accounts payable and accrued charges. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Changes in Accounting Policies

Effective as at January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Notes 11 and 12 of the Interim Unaudited Notes to the Consolidated Financial Statements.

Corporate Governance

The Company's Board of Directors substantially follow the recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of four individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are chartered accountants in Canada.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure and Stock Trading Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information. In 2007, the Company, with the assistance of an independent consulting company, undertook the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act of 2002. The Company’s management concluded that the Company’s internal controls over financial reporting as at December 31, 2007 was effective as of such date and the related audited consolidated financial statements included an attestation report of the Company’s independent registered chartered accountants regarding internal control over financial reporting.

The Company's management, with the participation and under the supervision of its Chief Executive Officer and Chief Financial Officer, have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. Internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting.

The Company's management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the three month period ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties. The continued assessment of the Boka Project could result in a further write-down, termination of exploration and development work or loss of the Company's interest in its Boka Project. If any of the foregoing were to occur, this would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against the Company are successful, it may be subject to significant damages awards. The Company is incurring significant legal fees defending its lawsuits. Additionally, the defense of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

As a result of the Company withdrawing all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity. This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect its financial performance or financial condition. The Company also believes that many of its employees are operating under stressful conditions, which reduce morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly traded shares, and its ability to raise capital.

The specifics of the Company's other "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

Outlook

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to develop highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in Peru and China and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company currently intends to continue its proposed exploration programs. See “Risks and Uncertainties”.

Additional Information

Additional information is provided in the Company's unaudited interim consolidated financial statements for the period ended March 31, 2008, the audited consolidated financial statements for the year ended December 31, 2007 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.